Exhibit 99.3

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q2 2021 Magna International Inc Earnings Call EVENT DATE/TIME: AUGUST 06, 2021 / 11:00AM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - CEO, President & Director Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Aileen Elizabeth Smith BofA Securities, Research Division - Analyst Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst PRESENTATION Operator Greetings, and welcome to the Magna International Inc . Second Quarter 2021 Results . (Operator Instructions) As a reminder, this conference is being recorded today, Friday, August 6 , 2021 . It is now my pleasure to turn the conference over to Louis Tonelli, Vice President, Investor Relations . Please go ahead, sir . Louis Tonelli - Magna International Inc . - VP of IR Thanks, France . Hello, everyone, and welcome to our second quarter 2021 results conference call . Joining me today are Swamy Kotagiri and Vince Galifi . Yesterday, our Board of Directors met and approved our financial results for the second quarter of ' 21 . We issued a press release this morning outlining our results . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review, all in the Investor Relations section of our website at magna . com . Just before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars . We've included in the appendix a reconciliation of certain key financial statement lines for Q 2 ' 21 and Q 2 ' 20 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . And with that, I'll pass it over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Thanks, Louis, and good morning, everyone . We are happy to be here to provide you with an update on Magna . Overall, we were pleased with our Q 2 performance considering the day - to - day production disruptions caused by the semiconductor chip shortage that continues to make for a 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

challenging industry environment in the short term . As a result of much lower production than we had anticipated back in early May, particularly in North America and Europe, our sales came in well below our expectations for the quarter . Naturally, this impacted our Q 2 earnings . And as Vince will discuss later, it is also impacting our outlook for 2021 . We continue to have a sharp focus on managing our costs through the volatile production period . This includes ongoing activities to enhance operational excellence as well as realizing savings from restructuring initiatives announced last year . Our focus on costs helped mitigate the impact of lower sales in the quarter . Longer term, our portfolio positions us to continue driving sales growth over market as well as strong free cash flow generation . Two weeks ago, we signed a definitive agreement to acquire Veoneer . I'm sure by now many of you have heard about Qualcomm's unsolicited offer for Veoneer yesterday . We learned of the news slightly at the same time as it hit about 24 hours ago . We are evaluating our options and considering next steps in light of Qualcomm's announcement . We will be disciplined in our approach and remain committed to earning appropriate returns on our investments . We are excited about Magna's future, particularly given our systems and complete vehicle know - how and approach . We recently highlighted Magna activities that reflect our improved positioning in key megatrend areas . Next year, we will be launching the industry's first application of digital radar technology with our ICON RADAR on the Fisker Ocean . The technology developed together with our partner Uhnder dramatically improves radar performance with a number of unique attributes compared to current radar systems . And in the area of electrification, we closed a joint venture agreement with LG . This JV, which enhances our e - motor and inverter building blocks, is an important vertical integration step that strengthens our overall eDrive systems capability . At the same time, it allows us to participate in the fast - growing e - machine and inverter markets for OEMs who choose to do some system integration work in - house . We recently profiled our new Surface Element Lighting technology with which we were first to market on the Volkswagen ID . 4 BEV . This technology offers many key features with respect to LED, which provides opportunities for future growth for us in lighting . Lastly, we won 6 Supplier of the Year awards from General Motors . The annual awards honor suppliers that consistently exceed GM's expectations . Magna is the only supplier to receive 6 awards in a single year, and we just did it for a second consecutive year . We are very proud of this, and we would like to thank our customers for this recognition . Let me turn to some of the market dynamics that are affecting our business right now . It is clear that the global semiconductor chip shortage has been and will be more impactful to 2021 than most in the industry anticipated earlier this year . Significant chip shortages continue to impact OEM production into the second half of 2021 . Commodity costs, while modestly better for ' 21 than what we expected a quarter ago, remained higher than what we expected at the beginning of the year . And wage pressures in certain markets, together with new labor laws in Mexico, have led to increases in labor costs . In terms of tailwinds, the industry continues to experience robust auto demand following the COVID - 19 - induced industry challenges of 2020 . Strong auto demand coupled with OEM production disruptions this year have led to historically low dealer inventory levels, particularly in North America . These 2 factors, together with indications from OEMs that they intend to run strong production once additional chip capacity comes on stream, points to a positive midterm production environment for auto suppliers . Overall, we continued our solid performance in Q 2 despite facing a difficult operating environment . Consolidated sales increased to $ 9 billion . EBIT margins increased to 6 . 2% . Our adjusted EPS was $ 1 . 40 , and free cash flow increased to $ 178 million in the quarter, bringing our year - to - date level to almost $ 600 million . Despite reducing our 2021 outlook as a result of the semiconductor chip shortage, we maintained our expectations for ' 21 free cash flow . We returned $ 226 million to shareholders . And lastly, we reached an agreement to dispose of 3 loss - making exteriors facilities in Germany . The transaction, which closed on July 3 , improves our exteriors manufacturing footprint in Europe and better positions us for the future . All considered, a good quarter for Magna . With that, I'll hand it over to Vince to take you through the specifics . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning, everyone . I'm going to start with a detailed review of the quarter . The second quarter of 2020 included the unprecedented industry - wide production suspensions due to the COVID - 19 pandemic, while the second quarter of this year included the production disruptions due to the ongoing global semiconductor chip shortage, making the quarters difficult to compare . Global vehicle production increased 58 % in the second quarter, driven by significant increases in North America and in Europe . On a Magna - weighted basis, light vehicle production increased 133 % in the second quarter of 2021 . Our consolidated sales were $ 9 billion, more than double the sales level in the second quarter of 2020 . Organic sales underperformed weighted production in the quarter . However, on a year - to - date basis, our organic sales growth is roughly in line with weighted production . As a result of the strong year - over - year sales growth, adjusted EBIT and EPS each improved dramatically from the second quarter of 2020 . Perhaps more informative comparison is reviewing sequential results . Comparing Q 2 ' 21 to Q 1 of this year, global light vehicle production was down 10% , driven principally by North America and Europe and substantially due to the semiconductor shortage . This led to our sales being down 11 % sequentially . Each of our segments experienced sequential declines in sales with some segments impacted more than others . Our adjusted EBIT declined from $ 770 million in Q 1 ' 21 to $ 557 million in the second quarter, and EBIT margin fell from 7 . 6 % in the first quarter to 6 . 2 % in Q 2 of ' 21 . The reduced earnings on the $ 1 . 1 billion in lower sales effectively represented all of the net decline in adjusted EBIT and EBIT margin . There were a number of puts and takes quarter - over - quarter . We had higher commodity, new facility and launch costs, incremental labor costs in Mexico and higher net application costs in ADAS . These were essentially offset by favorable value - added tax settlement in Brazil, higher tooling contribution and a net settlement of customer claims in the first quarter of 2021 . We estimate that our decremental margin on the sequential decline in consolidated sales was about 19% . Similarly, the decline in sales represented the most significant factor in the lower earnings for our segments . I'm now going to review our cash flows and investment activities . During the second quarter of 2021 , we generated $ 777 million in cash from operations before changes in working capital and invested $ 249 million in working capital . Investment activities amounted to $ 387 million, including $ 277 million in fixed assets, a $ 93 million increase in investments, other assets and intangibles . Free cash flow was $ 178 million in the second quarter . We used $ 99 million to repurchase shares, representing 1 million shares, and paid $ 127 million in dividends . Our adjusted debt to adjusted EBITDA stands at 1 . 29 , down from 1 , as said before, at the end of Q 1 and continuing the sequential quarterly improvement we have experienced in the second quarter of 2020 . And our liquidity remains strong at $ 6 . 9 billion at the end of the second quarter . Substantially as a result of the semiconductor chip charge, we have lowered our 2021 outlook compared to May . Our assumptions for light vehicle production for North America have been lowered by 1 . 2 million units or 8% , about 500 , 000 units of the decline came through in the second quarter . For Europe, our production assumptions have been lowered by about 400 , 000 units, about half of which was experienced in the second quarter . We've also slightly increased our expectations for the Canadian dollar and the Chinese RMB and slightly lowered our expectations for the euro, in each case relative to the U . S . dollar . These currency changes have a negligible impact on sales and margin in our outlook . Mainly as a result of the lower light vehicle production caused by the semi shortage, we have reduced our sales ranges for all segments as well as consolidated sales . Our outlook for BES includes production of about $ 200 million -- a reduction of about $ 200 million as a result of the disposition of 3 German exterior facilities in early July, and our outlook for Seating sales has been impacted by ongoing negative program mix, the majority of which we experienced in the second quarter . Despite the roughly $ 2 billion decline in our consolidated sales range, we have only modestly reduced our adjusted EBIT margin range, down by 20 basis points to a range of 7 % to 7 . 4% . We slightly reduced our equity income by $ 5 million at the top and bottom end of the range, also reflecting the lower assumed vehicle production . Interest expense has been lowered by $ 20 million to approximately $ 80 million . Net income attributable to Magna has been reduced, reflecting the lower sales and margin, partially offset by lower interest expense . And our tax rate and capital spending expectations are unchanged from our last outlook . And as Swamy indicated earlier, we have maintained our 2021 free cash flow expectations at $ 1 . 6 billion to $ 1 . 8 billion, despite the lower sales and earnings outlook . This mainly reflects a lower expected investment in working capital for the year . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. 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In terms of segment margins, as a result of the lower 2021 segment sales outlook, we have reduced our full year margin ranges for Body Exteriors & Structures, Power & Vision and Seating . However, we have increased margins for complete vehicles largely due to a change in program mix relative to our previous expectations . In summary, we had solid performance for Q 2 in a challenging environment . Despite the volatile production schedules due to the chip shortage, we did a good job managing our costs and decremental margins, including execution on improved operational excellence and implemented restructuring actions . We generated free cash flow of $ 178 million, bringing our year - to - date amount to almost $ 600 million . We returned $ 226 million to shareholders through dividends and share repurchases, and we maintained our 2021 free cash flow expectations despite lowering our ' 21 outlook due to the ongoing semiconductor chip shortage . Just before we turn to Q&A, as Swamy mentioned earlier, we are evaluating our options and considering next steps with regards to Veoneer . We don't intend to answer questions about Qualcomm's bid or what the implications may be for Magna . We remain disciplined and committed to earning appropriate returns on our investments . Thanks for your attention this morning . We would be happy to answer your questions at this time . QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question is from the line of John Murphy with Bank of America, Merrill Lynch . Aileen Elizabeth Smith - BofA Securities, Research Division - Analyst This is Aileen Smith on for John . I wanted to follow up first on the commentary around the decremental margins, specifically as it relates to the outlook in the second half of the year . I think you referenced 19 % in the second quarter . If we're looking at the front half of last year, that is incredibly pressured . I think, one, you put up a (inaudible) decremental in 2 Q, which was the worst of it is 22 % decremental . As you think about the cadence that you're looking towards in the second half of the year, how do you think about further containing decrementals, if that's possible at all, specifically with a commodities environment that's going to be less favorable? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Is your question related to further deterioration to volumes compared to our assumptions? Aileen Elizabeth Smith - BofA Securities, Research Division - Analyst Not relative to your own assumptions, but internally, as you think about decrementals in the second half of the year, your own internal expectations, are there ways from a cost perspective that you could further try to contain the decrementals versus the relatively impressive performance that you've already put up in some pressure periods? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I think when you look at kind of the very first half of the year and as we think about the second half of the year, depending on where we are in the ranges, we're seeing that the margins should actually be doing a little better in the second half versus the first half, which implies decrementals being the same or a little better than what they were in the first half . And I would attribute that to a couple of things -- a bunch of moving pieces, but say, first of all, think about our Seating operations has been disproportionately hurt in the first half of the year as a result of product mix . I think we're going to continue to benefit as we look at the second half of the year some of the restructuring activities that we undertook last year . I mean we saw some benefit last year . We saw some benefit in the first half of the year . We continue to expect to see that benefit increasing as we move AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

on in the second half of ' 21 . But in terms of everything else, I think there's a lot of puts and takes, but generally, we're seeing some pretty good operational results across the organization . Aileen Elizabeth Smith - BofA Securities, Research Division - Analyst Okay . That's helpful . And then I wanted to ask a bigger picture question around strategy and not specifically referencing Veoneer but sort of related to it . As we think about the outlook or, I guess, the thought process as we head into 2022 , whether or not the Veoneer acquisition ultimately goes the way you anticipate or not, but presuming it doesn't, how does that change in any way your focus from a strategic perspective around what technology do you think you may need access to, to accelerate the growth trajectory? Is there still a hyperfocus on ADAS, AV? Or separately, could you look at other areas within the portfolio, whether it's powertrain or electrification, and try to get more aggressive there? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director This is Swamy . I think I would refer back to the strategy that we outlined during the April Investor Day, and we said accelerate our investments or focus on the megatrend areas, that remains and ADAS is one of them, right? And we also -- if you look into what we've said in the past, we have been investing in ADAS over the last number of years . We have the building blocks to address the requirements for ADAS, the sensor suite, the compute and the software . The acquisition that we talked about in one way would accelerate our position in ADAS, but we had the path and we will continue on that . On the electrification aspect, we talked today about the closing of the LG JV, which addresses some key building blocks as we talked about in e - machine and inverters . And we continue to make progress in the business of electrification . We are launching programs in our HASCO JV . We have had wins on primary and secondary trials . And there is one other program and various discussions that we'll be able to give color when the customers will allow us to do that . So the strategy remains, and we continue to make good progress . Operator Our next question is from Peter Sklar with BMO Capital Markets . Peter Sklar - BMO Capital Markets Equity Research - Analyst With the -- first, on the semiconductor shortage . So as these -- I particularly think as the GM trucks, I think, are going to be having more downtime over the next couple of weeks, I'm just wondering like how do your plans react to it? So I believe you have that plant near London, Ontario that does frames for GM truck . So like do you take the plants down and send the employees home? Or you reduce shifts? Or how does Magna react to this volatility that we're seeing in the production schedules for your primary platforms? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Peter, I think that's one of the plans, right? We have a lot of content in that platform . The semiconductor shortage, as you know, continues to be a dynamic situation and difficult to predict . There's a lot of start - stops in terms of volumes, in terms of changes in variants, in terms of the amount of releases . It's been difficult, but we have been able to continue to support our customers through this dynamic time right now . Regarding your question of how we manage, it's kind of a mix of all the above that you talked about . It's very difficult to have what I would call a playbook, right? I mean we are reacting to a very dynamic situation . As some of the volumes change and some of the lines have different run rates, we are going through that . Part of the restructuring, how we flex the times on different programs, even sharing between different facilities between COVID and semiconductor shortages and other things . So it's kind of a mix of all right now, Peter . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then Swamy, my last question . I'm just wondering if you could elaborate a little bit more on the LG joint venture . When do you expect to be delivering products? Which customers you're targeting? And I know you'll be doing electric drives there, but there are other areas within Magna that we'll be doing electric drives . So is it that the LG joint venture is positioned more for Asian customers and won't be addressing the North American and European markets? I'm just wondering how you're carving up this e - powertrain market? Because you seem to have a number of areas of expertise that will be pursuing that product category . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Peter, I think from the electric drive systems perspective, Magna Powertrain remains the forefront . When we talk about the LG Magna JV, the recently closed transaction, it will be focused on supplying the e - machines and the inverters, right? So a little bit more color maybe from a North American and European customer perspective, Magna Powertrain remains the lead and the JV will be supplying the e - machine and the inverter . From an Asian customer perspective, the JV would take the lead -- or from the customer interface perspective, but Magna Powertrain would still be providing the expertise of the overall system . So the JV is really focused on supplying the e - machine and the inverter part of it . And we believe that's really advantageous as some of the OEMs look at doing the system integration themselves . So it allows us to look at the overall system plus, where necessary, to supply the addressable market of e - machines and inverters . Peter Sklar - BMO Capital Markets Equity Research - Analyst And what assets are there in the joint venture now? Has LG contributed like facilities that are up and running now? Or what is the status and what needs to be built? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director So LG does have engineering and production facilities . They have in Korea, obviously, complemented by the footprint of Magna elsewhere . And they also have an engineering center, which -- or a development center that works on the e - machine and inverter piece of it . And we will continue to see where it makes sense to add as we get the additional programs . They currently have programs with OEMs I think, Louis, we talked about roughly about $ 150 million or so in 2019 ? Louis Tonelli - Magna International Inc . - VP of IR Correct . Correct . Yes . And they've also -- I mean we haven't talked a lot about the customers specifically other than the set that they have . The Chevy Volt for GM and the IPs for -- the Jaguar IPs, a business with OEM, but they have multiple customers beyond that . Operator Our next question is from Chris McNally with Evercore ISI . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD So two questions . One about production and one about decrementals and second half margins . So I guess the first, clearly, I think some of the pace of the second half cuts caught us by surprise in the second half and GM definitely indicated that in the second half versus first half comments earlier this week . Could you just maybe comment, in your 11 % now North American production outlook, do you think you fully incorporated sort of some of the down year - over - year comments that GM made on production? Or are some of those comments now to you as well? AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, Chris, it's Vince . As we look at overall production assumptions for the second half of the year, we started our internal forecasting process some time ago with a certain set of assumptions . We continue to refine our outlook based on the information that we're receiving from all of our customers . So I'd say that the outlook we've got today probably reflects what we had as production schedules in the last week, 1 . 5 weeks . It's pretty current . But, Chris, things are pretty volatile, as both Swamy and I have commented on, so things could get better, maybe it could get a little bit worse . I think we've got most of it caught in our overall forecast . I think -- hopefully, there's not much variance to that other than upside . Louis Tonelli - Magna International Inc . - VP of IR Good news is, of course, with the sales being strong and unconstrained, production gets pushed out, it gets pushed out . It all means strong a couple of years of production going forward . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD No, that's great . That's really helpful . And then maybe on the decrementals where they are actually pretty impressive . If I just do the guidance, it only looks like a 10 % cut from where the revenue was cut . What I think is somewhat surprising is the second half margins implied in the guidance actually assume like a 50 basis point improvement second half over first half, roughly $ 100 million greater EBIT second half over the first half . I was just wondering if -- we don't have to get specific into percentages on decrementals . But when we look at something like body, where we had a pretty big drawdown in Q 2 , 190 basis points lower than Q 1 , I'm assuming it's back up into the 8% , 8 . 5 % range in the second half, even though revenue is not that strong . Could you just maybe talk about body because it's such a big driver and obviously had the most exposure to the D 3 where production could be the weakest in the second half? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO That question is something that is impacting particularly in our Body Exteriors & Structures group second half margins . So remember, we talked about disposing of 3 German facilities . We said that's added to margin in the second half versus first half . The business, we probably had about a couple of hundred million dollars of sales in the first half . But these divisions -- these plants generated losses . So if you think about the second half, sales are lower as a result of not consolidating these 3 facilities and profits are higher as we don't have the losses . So that's going to be incremental . The other incremental in BES as well as most of the other groups is restructuring activities that we started last year . Now we talked about, about a $ 200 million benefit from overall restructuring that we've realized by the time we got into ' 22 . We recognized about 25 % of that benefit in 2021 . We're going to recognize -- expect about half of that $ 200 million in 2021 and the balance in 2022 . So if you look at that $ 100 million, we're probably about half away there in the first half . So that continues in the second half, and then we get an incremental benefit from continuing restructuring . So that's going to help the overall margins . And BES is certainly going to be a beneficiary of those activities as well . Louis Tonelli - Magna International Inc . - VP of IR And in Seating, if you look at Magna Seating as well, I think a pretty tough first half, the expectation is, based on production, that it looks better in the second half, so sales are stronger and margin is stronger . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD That's great . And so Vince, I was actually fully putting in the benefit of disposal of the 3 German facilities . That's obviously something that's in your ' 23 guide . And obviously, that's something that's going to help ' 22 as well as that annualize in next year . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Well, Chris, we've been focusing on these divisions for some time, but they have not been contributing to bottom line . And when you look on an annualized basis, it's probably about $ 350 million in sales, to put that into perspective . Chris, as we hit 2023 , we're going to have to redo our entire outlook, volumes, we're going to change it, new program or so on . So -- but if you look at this alone, I'm assuming this will be better for overall margins going out to ' 23 . Operator (Operator Instructions) Our next question is from Brian Johnson from Barclays . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Just want to talk a little bit about the complete vehicle business, which was still very hot in -- as investors are focused on all of these start - ups coming out . I think two questions . Can you give us a sense, obviously, without going into confidential details, on the discussion pipeline for that? Just kind of -- I don't know if you have a formal pipeline, but kind of something around what could be coming? And then second, since there is a lot of interest, we heard [Cisco] sounding very confident last night, for example . In your capabilities there, how you would think about the breakpoint, because it is a very chunky business, of opening up a new facility to handle additional EV builds? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Brian, I think in terms of the discussions, we have said in the past, we obviously continue to have strategic discussions with customers that are in production today, various discussions on that topic, plus the new entrants, as you talked about or the existing customers that are looking at variants and so on . So it's a mix of all of this that we are constantly looking at . And when we talked -- if you look at the capacity that we have in place in Graz and Hoce in Europe, and then we have the footprint in China -- Louis, you can be more specific -- but somewhere in the range of 200 , 000 units in our Hoce facility -- or Hoce and Graz, and about similar, 180 , 000 to 200 , 000 , in China . So we have the footprint that we continue to look at . We have the flexibility to figure out variance and how we go through the manufacturing process . And I think we continue to say we remain open to the footprint in North America, given the right business case viability . But more importantly, even if we start somewhere, if there is a good visibility in the road map, I think that's what's going to trigger the decision for us . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay . So you would be open to it, but you'd have to have confidence, obviously, in the volume estimates . Just a follow - on . ICON RADAR, could you elaborate a bit more on that product line? In particular, how much is developed within Magna? And how much is using some of the radar products, a few start - ups that's active and for the radar out on the market? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director So this development goes back a few years, and we've been talking about it and our thought process going through this or the rationale going through it was, as we have more proliferation of radars, we have to look at some key attributes like interference mitigation, look at higher resolution . And if you look at the -- some key factors like object detection, like it should be able to look at a tire on the road at 75 meters, for example ; or look at some objects operation, a pedestrian walking next to a guardrail at about 75 meters or so or maybe even likely more ; to detect a vehicle greater than 300 meters, pedestrian at 150 meters . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

So we thought these were all important things, and that's why we worked with the start - up and our partner, Uhnder . They're looking at the silicon side of things, and we continue to look at the, call it, the overall integration of the system, the software for a feature functionality . So at a system level, Brian, we will be -- Magna would be looking at it and working and interfacing with the customers . And at the silicon level, call it, really the 4 D imaging chip will be done by Uhnder . Operator Our next question is from the line of Dan Levy with Crédit Suisse . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst I wanted to dig in on the margin in the quarter . Maybe you can help decompose a little bit . Just a couple of pieces on this . First, how much was mix as a contributor to the result in the quarter because I think we actually saw GM's truck program holds up well in the second quarter, and we know that's your largest program . And on the flip side, maybe you could talk to how much of the margin was break down from supply chain pressures or labor inefficiencies on start/stop production or cost inflation as opposed to just pure lost volume . So if you could just decompose the quarter - - the margin in the quarter a little bit, it would be great . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Sure, Dan . Let me try to decompose it a little bit for you . So as I said on a consolidated basis, there were some puts and takes, higher commodity costs and additional costs for new facilities and watch cost for new programs . The Mexican labor law change was a negative in the quarter compared to Q 1 , and these are all compared to Q 1 , by the way . And we certainly benefited from additional tooling contribution . I did talk about the Brazilian value - added tax settlement . And then in Q 1 , we had a customer settlement that hurt margins . So that reversed in Q 2 . But all of that, that I just talked a bit nets to 0 . But when you look at the various segments, it's a little bit different story . I think it stands out to me how accurate is the biggest setback certainly is a reduction in volumes, and I attribute that all to the semiconductor situation . And how much of that is inefficient labor by starting and stopping and what this does to overhead . It's a real challenge to try to measure that . But I can tell you, when I look at our Seating business, I think they've been disproportionately hurt from a sales and a margin perspective . And that's because when you look at some of the larger programs, the volumes just have not been close to what the markets performed at . I think when you look at some of the others . I look at our Body Exteriors & Structures group, I think the biggest negative quarter - to - quarter was higher commodity costs . And that comes primarily in the form of resin with a little bit of steel, but primarily resin . And in that one group, again, they're launching a bunch of new business . So that was a quarter - over - quarter a drag on margins . Other than that, I think it is a pretty clean quarter, and we would have had a different discussion if we didn't have a reduction in volumes . It would be pretty straightforward to talk about the quarter, but that's kind of what I see when I look at our business . Louis Tonelli - Magna International Inc . - VP of IR And then looking at mix a little bit, Dan, relative to North American production growth and European production growth, our top 30 programs did underperform . And you're right . You picked up GM's -- the impact of the GM trucks . But pricing in the event, in the big program, it was actually pretty significantly down in the quarter and a few others like that as well, so up for the -- North America did underperform and like I said, in Europe as well . So -- and it is not in every quarter, but in this quarter, it did have an impact . So overall, I'd say it was negative . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And then just to clarify, commodity costs in the year, did you give an update on that? AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO We talked about I guess in Q 1 , we gave some guidance on commodity costs . And as we look from where we were at the beginning of the year to now, there's been a little easing of commodity costs, probably a benefit of about $ 25 million to $ 30 million versus higher expectations, but year - over - year still negative . And that benefit, which was primarily as a result of resin pricing coming down a little bit, it's still higher than our levels of 2020 . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And then the second question, if we could just zoom out a little bit and look at Seating . It's been -- that segment has underperformed the other segments a bit . And I know that a large piece of it more recently has been on the volume side . But maybe you could just give a sense on how Seating is positioned today versus where it's been historically . Are you still trying to gain additional share? Are you onboarding new customers to views on vertical integration there? Just a bit of a zoom out on where Seating stands today would be helpful, please . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Maybe I'll start with the numbers, Swamy, and maybe you can then talk about overall strategy . You'll recall in a year or a couple of years ago, we talked about getting some new business with a European customer where it wasn't all about the volume, it was just on time and that was going to depress margins, not necessarily impact returns on capital but margins . So we were anticipating that . And we talked about that as we look at successor programs . We're expecting that our content is going to increase . So our margins should expand . That's all kind of in line . The growth, as we outlined in our Investor Day or beginning of the year call, for Seating it was still good and above market . But as I look at ' 21 , at least for the first half of the year, it had been substantially underperforming on the revenue side compared to our other segments . They also have launch costs . They're launching some new business . So longer term, when I look at this business here and look at overall margins, I expect margins to continue to expand . And just to remind you, when we talked about growth in this business back at the beginning of the year, between ' 21 and ' 23 , we're expecting growth of kind of 6 % to 13 % on average per year and think about the market at that point in time on a weighted basis is growing 6% . So there's clearly some outperformance on the sales side there, which should help overall profitability . Swamy, maybe just talk about kind of where the group fits . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . If you just look at it as -- I would say Seating is a really good business . And we're deliberate in looking at the programs and how we bring value to the table . And just looking at the overall picture of the vehicle and with our business and how we are addressing the new entrants, I think overall, it fits very well . And I also talked about the business segment that is kind of agnostic to the megatrends . It doesn't mean that there's going to be no product evolution . Of course, there is going to be . But as the vehicles continue, we are going to have seats, right? So looking at the baseline where we are and how we continue to grow faster than the market, I would say it remains an integral part of our strategy, and I think we feel good about it . Operator Our next question is from Mark Delaney with Goldman Sachs . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst First question was to better understand what you're assuming with regards to your second half revenue outlook . If I look at the midpoint of the adjusted revenue guidance, I believe it implies a slight year - over - year decline in revenue this year versus last year . So maybe you could talk a bit more around what assumptions are going into that, both in terms of any content per vehicle benefit you may get in terms of outgrowth, and then what you may be assuming in terms of any headwinds in terms of potentially OEMs having partially both vehicles and you're potentially assuming some work - down of some of those partially built vehicles within your revenue outlook . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Let me try to give you some color there . I think when you look at kind of first half sales, we're about $ 19 . 2 billion consolidated . Our implied range for the second half is $ 18 . 8 billion to $ 20 . 3 billion . So the midpoint showed a slight increase in sales second half versus first half . When we look at overall content, and you made some comments about how we've been growing relative to the market, and we're a little faster than the market, which would imply content per vehicle growth in the first quarter, a little bit behind in the second quarter . But for the full year, we're expecting to be kind of in line or maybe a little bit positive . So I'd say content per vehicle year - over - year really not much of a change, which is what we assumed at the beginning of the year . And as we get out to ' 22 and ' 23 , we start to see our content per vehicle growth over market accelerating . Louis Tonelli - Magna International Inc . - VP of IR And if you look at production last year in the second half, in North America, it was 8 million units . We're implying about 7 . 4 million for this year's second half . I think if you look at last year's, Europe, it was like 9 . 6 million and where that were at 8 . 8 million, so still a very significant year - over - year decline in H 2 . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . But I guess, Mark, I kind of look at -- I'm disappointed with the semiconductor situation and how it's impacting our industry, but more importantly, how it's impacting Magna . But as I think about what's going to happen next year, I mean sales are still strong . Inventory level -- sales -- our customer sales are so strong . Inventories are low, very low, at historic lows . Interest rates are still at very good levels . So as I look into ' 22 and even beyond that, I think we're going to see some tailwinds are going to benefit us a portion of this year but certainly next year . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst That's helpful . And my follow - up question was on that same topic . And could you go into some more depth about what you're hearing from your own semiconductor suppliers in terms of how the back half of the year may shape up? What sort of linearity are you expecting in terms of improved chip supply? And when potentially the SFI demand situation may ease? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Mark, this is Swamy . I think the semiconductor situation, I would say, is still dynamic, and we have task forces kind of looking at every program working with the customers as well as the chip suppliers . We took the best forecast that we could, and it's kind of a very dynamic situation on a daily basis to look at it . We've been fortunate to continue to support our customers . We didn't stop any customer because of the shortage from our side . But it's really industry - wide . So if you look at it, there seems to be a path in the next 3 , 4 months but we thought so last quarter . We got to continue to monitor this situation . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

We kind of start seeing a little bit of relief towards the end of the year . So that's -- it's very difficult to give a definite answer to how it works out . We already saw the production down by about 1 . 2 million and 400 , 000 units in North America and Europe, respectively . So we've got to kind of wait and watch . Operator Our next question is from Michael Glen with Raymond James . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst First question . So when you're seeing the OEMs introduce EV variants like full battery electric variants on existing platforms that you're that you're providing content on, can you just discuss like how does your content vary on those EV variants versus what you are producing now? Are you indeed seeing an increase? Or is it -- does it stay relatively stable? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Michael, sorry . I think if you just kind of look at it, there are some EV variants that are in the platform where we have an EV variant plus a normal, call it, propulsion system . When it's in hybrid, we are talking about the hybrid DCTs or some variant of a DCT which gives them CO 2 reductions . But when you're talking about full batt, let's say, if you had an all - wheel drive, 4 - wheel drive system, we would be now addressing that with a primary or a secondary eDrive . So from a content per vehicle perspective, if you're replacing an all - wheel drive, 4 - wheel drive, it's higher with the eDrive . If you're looking at just a front - wheel drive system, which was not an addressable market, is now becoming an addressable market for us . So I would say that it's total addressable market perspective as the EV variance come is significantly higher for Magna . And if it is a replacement of an all - wheel drive, 4 - wheel drive with a primary and a secondary drive, with all the feature functionality of connected powertrains and top battery and so on, then the content per vehicle would be higher there too . And we talked about eBeam as one technology where we believe that OEMs will have a chance to get an EV variant without having to significantly change their existing platform . So overall, if you sum it up, with EV variants increasing, our addressable market and content per vehicle that we can address would be higher . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Okay . Perfect . And then ... Louis Tonelli - Magna International Inc . - VP of IR Sorry, Michael, I was just going to add, you may not see it all in our sales because there'll be an element that's in -- like LG, that's unconsolidated . But we're going to keep track of that and provide some color on those so you can see the incremental sales that don't flow through our P&L . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Okay . Perfect . And then just a capital allocation question . I mean just when we look at the Veoneer transaction, and I hear you make the comment during the opening remarks about Magna being focused on generating appropriate returns on capital . So when you look at the amount of capital that was going that could potentially go towards Veoneer, how do you assess that return on capital versus, say, allocating such an amount to a substantial issuer bid for the stock? AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I go back to kind of what I've been talking about 3 years -- Swamy said I've been talking about it more recently, just kind of overall philosophy . And if you look at where Magna is in more than these 3 year and where it's growing and the position we hold and our unique capabilities, for the right opportunities, if we're investing in the business, we're creating for the right returns . Obviously, we're creating value, and I call it sustainable value because it's just going to -- it's kind of each and every year, we're generating value . And that's our preferred course of action . And to the extent that we have excess liquidity after we're paying dividends to buy back stock, and if I look at the buyback of stock, you're paying it somewhat to reduce your share count and return capital to shareholders . But that value doesn't continue to grow . So our preference and our approach and our strategy is to stay focused on our overall product strategy, continue to fill the gaps or complement what we do and invest in the business . But we're going to be prudent about that . And if it doesn't fit our strategy or it doesn't meet our returns and we have excess liquidity, then we return it back to shareholders . We've been doing that for years, and I don't see that changing at all at Magna . Operator And this is all the time we have for questions . Mr . Kotagiri, I'll turn the call back to you for closing remarks . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Thank you . Thanks, everyone, for listening in . Despite ongoing semiconductor - related production challenges, we had a good quarter, a solid quarter . Despite the short - term impact, we are encouraged by the mid - and long - term auto environment . And we remain focused on executing our plans and delivering solid results . Thanks again . Enjoy the rest of your day . Operator And that does conclude the conference call for today . We thank you all for your participation and kindly ask that you please disconnect your lines . Have a great day, everyone . DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2021 , Refinitiv . All Rights Reserved . AUGUST 06, 2021 / 11:00AM, MG.TO - Q2 2021 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.